Exhibit 99.1

ASX Announcement	28 April 2017

ASX Code: SEA

32 Greenhill Road, Wayville, South Australia 5034 ACN112 202 883

Telephone:  +61 8 8363 0388     Facsimile: +61 8 8132 0766    www.sundanceenergy.com.au

Sundance Energy Australia Limited ABN 76 112 202 883

FOR IMMEDIATE RELEASE

General Manager

The Company Announcements Office

Australian Securities Exchange

SUNDANCE ENERGY AUSTRALIA LIMITED

QUARTERLY ACTIVITIES REPORT

During the quarter Sundance resolved the majority of its field related operational issues and is now focused on production optimization from its producing wells in the second quarter.  Production for the quarter was approximately 6,700 boe/d, in line with its expectations for the quarter, and capital expenditures for the quarter were $25.8 million.

The Company drilled 5 wells during the quarter, including 3 wells in its McMullen area and 2 wells in Dimmit County.  The Company commenced completion on 3 wells during the quarter, including 2 wells in its McMullen area and 1 well in Dimmit County.  The Woodward EFS 4HB was production tested during the quarter and will begin production in the second quarter.  The Peeler EFS 11HD and Shook EFS 11HU will begin production in the second quarter of 2017.

The frac crew that mobilized in mid-March is scheduled to complete 7 wells in Q2 and 5 wells in Q3.  We anticipate 7 total wells will begin production in the second quarter with initial production dates weighted towards the end of the quarter, inclusive of the 3 wells that were completed during the first quarter and will begin production in the second quarter.

Recent initial production rates achieved are as follows:

Well	County	Oil Rate bod	Gas Rate mcfd	GOR scf/bbl	Boe/d	Choke 1/64”	Comments
Woodward EFS 4H	McMullen	325	1,427	4,390	610	12	24 hours
Peeler Ranch 11 HD	Atascosa	1,010	420	415	1,080	16	24 hours

1

Grace Ford, COO, commented “our team continues to work diligently to reduce downtime and has made significant progress in improving day to day production management.  Our focus continues to be on improving well performance from producing wells through artificial-lift optimization and a new chemical program.  We are very excited about the performance of our new frac design which emphasizes perforation proficiency increasing near-wellbore conductivity with the reservoir.”

Eric McCrady, CEO, commented “during the quarter overall Company production declined by approximately 15% compared to the fourth quarter of 2016.  This expected decline was driven by initial decline rates from new wells brought online in the second half of 2016 coupled with no production from new wells.  In the second quarter, our decline rate slows but we are selling approximately 600 boe/d with our Oklahoma asset sale.  As new wells begin producing in the late second and third quarters we anticipate production rates to build in line with our guidance of 7,700-8,500 boe/d for the full year.  We are finalizing due diligence on the Oklahoma asset sale towards a scheduled closing in the second quarter of 2017.”

Sundance plans to report first quarter 2017 financial results on Tuesday 16 May 2017, before market open and will host a conference call to review the results that same day.  A separate announcement will provide additional details regarding the conference call.

About Sundance Energy Australia Limited

Sundance Energy Australia Limited (“Sundance” or the “Company”) is an Australian-based, independent energy exploration company, with a wholly owned US subsidiary, Sundance Energy Inc., located in Denver, Colorado, USA. The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford.  A comprehensive overview of the Company can be found on Sundance’s website at www.sundanceenergy.net

Summary Information

The following disclaimer applies to this document and any information contained in it. The information in this release is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s periodic and continuous disclosure announcements lodged with ASX Limited that are available at www.asx.com.au and Sundance’s filings with the Securities and Exchange Commission available at www.sec.gov.

Forward Looking Statements

This release may contain forward-looking statements. These statements relate to the Company’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same.

These forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this release and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. These include, but are not limited to, risks or uncertainties associated with our the discovery and development of oil and natural gas reserves, cash flows and liquidity, business and financial strategy, budget, projections and operating results, oil and natural gas prices, amount, nature and timing of capital expenditures, including future development costs, availability and terms of capital and general economic and business conditions. Given these uncertainties, no one should place undue reliance on any forward looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf.  Although every effort has been made to ensure this release sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, please contact:

United States	Australia
Eric McCrady, Managing Director	Mike Hannell, Chairman
Tel: +1 (303) 543 5703	Tel: +61 8 8363 0388

2

Appendix 5B

Mining exploration entity and oil and gas exploration entity quarterly report

+Rule 5.5

Appendix 5B

Mining exploration entity and oil and gas exploration entity quarterly report

Introduced 01/07/96 Origin Appendix 8  Amended 01/07/97, 01/07/98, 30/09/01, 01/06/10, 17/12/10, 01/05/13, 01/09/16

Name of entity

Sundance Energy Australia Limited

ABN	Quarter ended (“current quarter”)
76 112 202 883	31 March 2017

Consolidated statement of cash flows

			Year to date
		Current quarter	(3 months)
		$US’000	$US’000
1.	Cash flows from operating activities	25,525	25,525
1.1	Receipts from customers

1.2	Payments for	(1,409)	(1,409)
	(a) exploration & evaluation
	(b) development	(15,274)	(15,274)
	(c) production	(6,552)	(6,552)
	(d) staff costs	(1,814)	(1,814)
	(e) administration and corporate costs	(1,707)	(1,707)

1.3	Dividends received (see note 3)
1.4	Interest received
1.5	Interest and other costs of finance paid (1)	(5,818)	(5,818)
1.6	Income taxes refunded, net	3,896	3,896
1.7	Research and development refunds
1.8	Other (derivatives)	(890)	(890)
1.9	Net cash from / (used in) operating activities	(4,043)	(4,043)

(1) Due to the timing of interest payments, interest paid includes the equivalent of two quarters expense on the Term Loan.

+ See chapter 19 for defined terms

1 September 2016

Consolidated statement of cash flows

Year to date
		Current quarter	(3 months)
		$US’000	$US’000
2.	Cash flows from investing activities
2.1	Payments to acquire:
(a) property, plant and equipment
(b) tenements (see item 10)
(c) investments
	(d) other non-current assets	(100)	(100)

2.2	Proceeds from the disposal of:
(a) property, plant and equipment
(b) tenements (see item 10)
(c) investments
(d) other non-current assets

2.3	Cash flows from loans to other entities
2.4	Dividends received (see note 3)
2.5	Other (provide details if material)
2.6	Net cash from / (used in) investing activities	(100)	(100)

3.	Cash flows from financing activities
3.1	Proceeds from issues of shares
3.2	Proceeds from issue of convertible notes
3.3	Proceeds from exercise of share options
3.4	Transaction costs related to issues of shares, convertible notes or options
3.5	Proceeds from borrowings
3.6	Repayment of borrowings (2)	(949)	(949)
3.7	Transaction costs related to loans and borrowings
3.8	Dividends paid
3.9	Other (provide details if material)
3.10	Net cash from / (used in) financing activities	(949)	(949)

(2) The Company repaid $0.9 million of borrowings in order to secure letters of credit benefitting third party contractors. As at 31 March 2017, there was no availability under the Company’s credit facility.

4.	Net increase / (decrease) in cash and cash equivalents for the period	17,463	17,463
4.1	Cash and cash equivalents at beginning of period
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(4,043)	(4,043)

+ See chapter 19 for defined terms

1 September 2016

Consolidated statement of cash flows

			Year to date
		Current quarter	(3 months)
		$US’000	$US’000
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(100)	(100)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	(949)	(949)
4.5	Effect of movement in exchange rates on cash held	9	9
4.6	Cash and cash equivalents at end of period	12,380	12,380

		Current quarter	Previous quarter
		$US’000	$US’000
5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts
5.1	Bank balances	12,380	17,463
5.2	Call deposits
5.3	Bank overdrafts
5.4	Other (provide details)
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	12,380	17,463

Current quarter $US'000
6.	Payments to directors of the entity and their associates
6.1	Aggregate amount of payments to these parties included in item 1.2	191
6.2	Aggregate amount of cash flow from loans to these parties included in item 2.3
6.3	Include below any explanation necessary to understand the transactions included in items 6.1 and 6.2

6.1       includes cash payments for salaries and fees paid to directors during the quarter.

+ See chapter 19 for defined terms

1 September 2016

Current quarter $US'000
7.	Payments to related entities of the entity and their associates
7.1	Aggregate amount of payments to these parties included in item 1.2	NIL
7.2	Aggregate amount of cash flow from loans to these parties included in item 2.3
7.3	Include below any explanation necessary to understand the transactions included in items 7.1 and 7.2

		Total facility amount at quarter end $US’000	Amount drawn at quarter end $US’000
8.	Financing facilities available Add notes as necessary for an understanding of the position
8.1	Loan facilities (1)	192,000	190,801
8.2	Credit standby arrangements (2)		1,199
8.3	Other (please specify)
8.4

Include below a description of each facility above, including the lender, interest rate and whether it is secured or unsecured. If any additional facilities have been entered into or are proposed to be entered into after quarter end, include details of those facilities as well.

(1)                                 Morgan Stanley credit facility comprised of a $67 million revolving facility ($67 million drawn, including the letter of credit referenced in (2) below) and $125 million term loan ($125 million drawn). The interest rate on the credit facility ranged from 3.7%-8.2% for the quarter. The loans are secured by the Company’s oil and gas properties.

(2)                                 The Company has $1.2 million of letters of credit in place for the benefit of  third-party contractors. The letter of credit reduces the amount available for borrowing under its revolving credit facility.

		$US’000
9.	Estimated cash outflows for next quarter
9.1	Exploration and evaluation	NIL
9.2	Development	25,000
9.3	Production	5,750
9.4	Staff costs	2,275
9.5	Administration and corporate costs	700
9.6	Other (provide details if material)	NIL
9.7	Total estimated cash outflows	33,725

+ See chapter 19 for defined terms

1 September 2016

		Tenement reference and location	Nature of interest	Interest at beginning of quarter	Interest at end of quarter
10.	Changes in tenements (items 2.1(b) and 2.2(b) above)
10.1	Interests in mining tenements and petroleum tenements lapsed, relinquished or reduced	Anadarko Basin (1)	Expiration of leases in non-core areas	18,508	18,207
10.2	Interests in mining tenements and petroleum tenements acquired or increased	Eagle Ford		42,776	42,804

(1)         The Company expects to complete the sale its Anadarko Basin assets in May 2017.

Compliance statement

1                               This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2                               This statement gives a true and fair view of the matters disclosed.

Sign here:	.	Date: 28 April 2017
Managing Director and Chief Executive Officer

Print name:                                 Eric McCrady

Notes

1.                            The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity that wishes to disclose additional information is encouraged to do so, in a note or notes included in or attached to this report.

2.                            If this quarterly report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 6: Exploration for and Evaluation of Mineral Resources and AASB 107: Statement of Cash Flows apply to this report. If this quarterly report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standards apply to this report.

3.                            Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

+ See chapter 19 for defined terms

1 September 2016